FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 17th of July, 2006

MSYSTEMS LTD.
(Translation of registrant’s name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

Attached hereto is:
Ex 1: the text of a press release issued July 17, 2006 by msystems
Ex 2: Revised Financial Information for each of the four quarters of 2005 and Q1 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2006	msystems Ltd. (Registrant) By: /s/ Donna Gershowitz —————————————— Donna Gershowitz VP, General Counsel